THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 30



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of February 2001


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                      CHIYODAKU-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F  ___
                                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   ____            No   X
                                                 ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING MARCH 31, 2002

     On February 28, 2001, the registrant announced that it had submitted business operation plans for each of the registrant and its wholly-owned subsidiaries, NTT East Corporation ("NTT East") and NTT West Corporation ("NTT West"), for the fiscal year ending March 31, 2002 (collectively, the "Plans") to the Minister of Public Management, Home Affairs, Posts and Telecommunications of Japan for approval. Attached hereto is a press release and initial description of the Plans. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, is not directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000 which information was prepared on the basis of accounting principles generally accepted in the United States.


     The Plans contained in the attachments contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT West and NTT East to differ materially from those set forth in the attachments.


     The Plans and earnings projections of the registrant, NTT East and NTT West are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services and new businesses.


     No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected earnings.

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION


                                              By /s/ Hiroo Inoue
                                                ------------------------------
                                                Name:  Hiroo Inoue
                                                Title: Senior Manager
                                                       Department IV


Date:  February 28, 2001

       Business Operation Plan for the Fiscal Year Ending March 31, 2002

                  Nippon Telegraph and Telephone Corporation


     In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and enhancing the efficiency of socioeconomic activity. The information and telecommunications market will continue to expand and develop as user needs grow more sophisticated, diverse and global in character.

     To help ensure that universal services are maintained amid this information and communications environment, Nippon Telegraph and Telephone Corporation (NTT) intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation ("the east and west regional companies"). It will also endeavor to promote research and development in the sphere of telecommunications technology - which is the base on which telecommunications function - in order to respond to society's requirements for the development of an advanced information and telecommunications network society.

     In addition NTT intends to utilize the total management resources of its corporate Group, including its research and development capabilities, to foster active Group management for the sound development of the entire Group.

     In the management of business operations for the fiscal year ending March 31, 2002, based upon this fundamental thinking, it is NTT's aim to improve the management efficiency of its Group operations, including those of the east and west regional companies, to develop new businesses toward enhancing the information sharing industry, and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

     Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2002, NTT will conduct its business management by giving priority to the following categories, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

       For the east and west regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, the deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising and the formulation of policies for materials procurement, and intra-Group coordination to ensure the smooth implementation of the Mid-term Restructuring Plan that was announced in November 1999 in light of the harsh operating environment facing the east and west regional companies. NTT will also exercise its shareholder rights, as necessary, for such purposes as assuring the smooth flow of dividends to shareholders.

       For all the Group companies, NTT's activities will include research for the purpose of cultivating new business activities, management support for operations such as business expansion and withdrawals from business activities, and assistance with the development of human resources, which form the core of the Group.

2. Promotion of Basic Research and Development

       One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities with the goal of realizing a reliable, secure, convenient and comfortable network society, including the following fields: (1) the provision of low-priced, ultra high-speed telecommunications infrastructure based on a Photonic Network (DoPN;Data over Photonic Network); (2) the stimulation of diverse network service markets and of contents distribution markets (Rich Internet); and (3) the realization of an abundant, high-quality environment for global users (Seamless, Fully Global).

       In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

       To ensure the continuous implementation of this basic research and development, the costs will be borne by the east and west regional companies, which will benefit from the fruits of these efforts.

       Specifically, priority will be given to the following areas in NTT's research and development activities.

(1) Infrastructure-related research and development

       To further upgrade telecommunications networks and achieve next-generation network services providing the economical transmission of signals in higher-speed broadband, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical access networks, technologies for building networks that can cope flexibly with diverse network services, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operating systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other means to promote the preservation of the global environment.

(2) User-related research and development

       With a view to using sophisticated telecommunications networks to realize an advanced information and telecommunications network society encompassing the electronic exchange of information, goods, and currencies, NTT will pursue research and development activities on the infrastructure for providing customers with diverse telecommunications services including e-commerce and contents distribution. Specifically, this will include research and development in such areas as security technologies to ensure the safety of information and communications; e-commerce related technologies for fee-collection, validation and authentication; information-distribution technologies that can cope flexibly with diverse network environments; media-processing technologies such as those for the compression and recognition of graphic and voice data; and multimedia database technologies for the storage and searching of a variety of media.

(3) Research and development in basic technologies

       With a view to securing leadership in the basic and advanced technologies that will underpin the future of telecommunications, and to contribute to the inventive enhancement and development of information and communications in Japan, NTT will devote its efforts to the creation of a photonic network that makes it possible to achieve ultra high-speed, ultra high-volume terabit and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks. To this end NTT will pursue research and development activities to realize the potentials of wavelength division multiplexing and other new optical communications technologies; optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices and other new optical components technologies; and technologies for processing optical information, and will also pursue research and development in such areas as nanoelectronics and new materials with unique characteristics. This will be combined with research on innovative new principles and new concepts for the next generation.

The following table presents an overview of the capital investment plan for all of these research and development activities.


Capital Investment Plan for the Fiscal Year Ending March 31, 2002

                                                                  (billion yen)
-------------------------------------------------------------------------------
                   Item                                 Investment required
-------------------------------------------------------------------------------

1. R&D facilities                                                  36

2. Other facilities                                                 5

                  Total                                            41
-------------------------------------------------------------------------------

Attachment 1

      Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2002

                                                                   (billion yen)
--------------------------------------------------------------------------------
                Item                                        Amount
--------------------------------------------------------------------------------

Revenues

  Operating Revenues                                         281          (Note)

  Non-Operating Revenues                                      97

      Total Revenues                                         378
--------------------------------------------------------------------------------

Expenses

  Operating Expenses                                         234

  Non-Operating Expenses                                      89

      Total Expenses                                         323
--------------------------------------------------------------------------------
Recurring Profit                                              55
--------------------------------------------------------------------------------
Note:
This includes basic research and development income of 197 billion Yen, Group management income of 24 billion Yen, and dividend income from the three reorganized companies of 37 billion Yen.

Attachment 2

                  Sources and Applications of Funds Plan for
                     the Fiscal Year Ending March 31, 2002

                                                                   (billion yen)
--------------------------------------------------------------------------------
                   Item                                    Amount
--------------------------------------------------------------------------------

Sources:

Operational:                                                 368

   Operating Revenues                                        272

   Non-Operating Revenues                                     96

Financial:                                                   742

   Long-term Loans and Bonds                                 305

   Other Financial Income                                    437

Estimated Consumption Tax Receipts                            13

Brought Forward from Previous Fiscal Year                    129

       Total                                               1,252
--------------------------------------------------------------------------------

Applications:


Operational:                                                 264

   Operating Expenses                                        179

   Non-Operating Expenses                                     85

Financial:                                                   778

   Capital Investments for Property, Plant and

   Equipment                                                  41

   Other Financial Expenses                                  737

Account Settlement Expenses                                  164

Provisional Consumption Tax Payments                           8

Carry Forward to Following Year                               38

       Total                                               1,252
--------------------------------------------------------------------------------

For further information, please contact:
Kenya Nakatsuka
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone: 03-5250-5550
E-mail: info@ml.hco.ntt.co.jp
        ---------------------

                                                               February 28, 2001

For Immediate Release


                 NTT East Submits Business Operation Plan for
                       Fiscal Year Ending March 31, 2002
    for Approval to Minister for Public Management, Home Affairs, Posts and
                              Telecommunications


Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2002 for approval to the Minister for Public Management, Home Affairs, Posts and
Telecommunications.


For further information, please contact:
Isao Yoshikawa
Public Relations Office
Nippon Telegraph and Telephone East Corporation
Telephone: (03) 5359-3711
E.mail: i.yoshikawa@east.ntt.co.jp

In the building of an advanced information and telecommunications society, information and communications are expected to contribute enormously to invigorating and enhancing the efficiency of socioeconomic activity, and as needs grow more sophisticated, diverse, and global in character, the market for them will expand and develop further. On the other hand, the structure of the information and telecommunications market is undergoing dramatic change, characterized by surging demand for mobile communications and Internet communications. The introduction of Dialing Parity (Carrier Selection Service) and the emergence of new players in the Internet access market are also bringing much fiercer competition into regional communications markets.

In this operating environment, NTT East will continue to strive to provide stable, high-quality universal services, while also enhancing the stability and strength of its management base. Moreover, the company will devote itself to promoting the development of optical access networks in anticipation of greater demand for high-speed Internet services; contribute to the formation of a fair telecommunications market; improve applied research and development; and ensure reliability and communality in the field of telecommunications. At the same time, it will strive to foster the development of information sharing, through, for example, the provision of services to handle the full-fledged spread of the Internet and other new services employing digital infrastructure, with the aim of contributing to a wide range of both corporate and individual activity. Through these endeavors, NTT East will seek to make a real difference to the world.

In the management of business operations for the fiscal year ending March 31, 2002, based upon this fundamental thinking, NTT East will make every effort to ascertain people's opinions and demands swiftly and accurately, and to improve services accordingly. In the face of the present very difficult operating environment, it will devote its full energies to reducing costs and generating earnings based on the Mid-Term Restructuring Plan, striving also to lower charges. In particular, NTT East will respond actively to the growing demand for Internet communications by providing Fiber-optic IP Connection Service, as well as other full-lineup access services in addition to its INS-Net and ADSL flat-rate services. It will also ensure the ongoing development of stable operations by working vigorously to assure the smoothness of connections and the openness of networks, to strengthen disaster countermeasures, to develop its human resources and to undertake new business operations. It will also position itself to return the fruits of these measures to customers, the community, and--through the holding company--to shareholders.

In line with this thinking, for the fiscal year ending March 31, 2002, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1.  Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 24.74 million by the end of the fiscal year ending March 31, 2002.

Item                           Planned Number

Additional Installations       (1.01) million subscribers

Relocations                    4.66 million subscribers

(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its "Silver Phones Series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item                           Planned Number
Silver Phones
Anshin (Relief)                 300 units
Meiryo (Clearness)              100 units

(3) Public Telephones

NTT East will promote the installation of IC-Card public telephones, and also continue to promote the installation of social welfare public telephones such as public telephones with a volume adjustment function, and public telephone boxes usable by people in wheelchairs. In this way, it will strive to improve social welfare facilities and public services.

Item                                                  Planned Number
IC-Card Public Telephones                              12,000 units
Public Telephones with Volume Adjustment Function      12,000 units

(4) INS-Net Digital Services

INS-Net digital services can be provided in all of the regions in which demand is forecast. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 5,928,000 and 100,000, respectively, by the end of the fiscal year ending March 31, 2002.

Item                                                  Planned Number

INS-Net 64 Subscriber Lines                            922,000 circuits

INS-Net 1500 Subscriber Lines                          22,000 circuits

2. Data Transmission Services

IP connection services are provided which enable all connections from INS-Net and ADSL to the Internet to be made for a flat rate. NTT East will also examine the possibility of providing a full range Fiber-optic IP Connection Service at greater speeds in order to respond to demand for faster Internet communications.

3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

Item                                                  Planned Number
Conventional Leased Circuits                          (49,000) circuits
High-Speed Digital Transmission Circuits               51,000 circuits

4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Equipment

(1) Optical Access Network

The switchover to the use of optical fiber in the access network will be actively promoted in accordance with factors such as the state of demand for higher-speed Internet communications.

Item                                      Planned Number
Optical Subscriber Cables                 1 million fiber km
(Cover rate at the end of March 2002 will be 54%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet Internet communications demand, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems if large-scale disasters occur, and to assist with the sharing of information after a natural disaster.

(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, by, for example, replacing cables and other facilities on an on-going basis. Through this, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6.  Promotion of R&D Activities

To further stabilize and strengthen its management base, and to respond to the growing popularity of the Internet and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development in the spheres of network systems and access systems so as to improve the sophistication of telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information sharing applications and communications terminals of various types.

A summary of the business plans for the above principal services and plant and equipment investment plans are outlined in the attached tables.

Table 1

         Principal Services Plan for Fiscal Year Ending March 31, 2002

Type of Service                                     Plan

Voice Transmission Services

Subscriber Telephones

    Additional Installations                        (1.01) million subscribers

    Relocations                                     4.66 million subscribers

Social-Welfare Telephones (Silver Phones)           500 units

IC-Card Public Telephones                           12,000 units

INS-Net Digital Services

    INS-Net 64 Subscriber Lines                     922,000 circuits

    INS-Net 1500 Subscriber Lines                   22,000 circuits

Leased Circuit Services

    Conventional Leased Circuits                    (49,000) circuits

    High-Speed Digital Transmission Circuits        51,000 circuits

Table 2

                            Capital Investment Plan

                     for Fiscal Year Ending March 31, 2002

                                                        (billions of yen)
                                                       Investment  Required
1. Expansion and Improvement of Services                                455*

    (1)  Voice Transmission                                             330

    (2)  Data Transmission                                               55

    (3)  Leased Circuits                                                 69

    (4)  Telegraph                                                        1

2. R&D Facilities                                                         5

3. Joint Facilities, etc.                                                40
---------------------------------------------------------------------------
Total                                                                   500


* This includes approximately 100 billion Yen to be invested in the Optical Access Network.

Attachment 1

       Revenues and Expenses Plan for Fiscal Year Ending March 31, 2002

                                                         (billions of yen)
                            Item                         Amount
Revenues

Operating Revenues                                                   2,691

        (1)  Voice Transmission                                      1,843

        (2)  Data Transmission                                          50

        (3)  Leased Circuits                                           370

        (4)  Telegraph                                                  35

        (5)  Others                                                    393

Non-Operating Revenues                                                  42
--------------------------------------------------------------------------------
Total Revenues                                                       2,733

Expenses

Operating Expenses                                                   2,655

        (1)  Operating Costs                                         1,961

        (2)  Taxes and Dues                                             82

        (3)  Depreciation                                              612

Non-Operating Expenses                                                  51
--------------------------------------------------------------------------------
Total Expenses                                                        2706
--------------------------------------------------------------------------------
Recurring Profit                                                        27

Attachment 2

                 Plan of Sources and Applications of Funds for

                       Fiscal Year Ending March 31, 2002

                                                           (billions of yen)

                              Item                         Amount
Sources:

Business Income:                                                       3,747

    Operating Revenues                                                 3,702

    Non-Operating Revenues                                                45

Financial Income:                                                         71

    Long-term Loans and Bonds                                             71

    Other Financial Income                                                 0

Estimated Consumption Tax Receipts                                       137

Brought Forward from Previous Fiscal Year                                126
----------------------------------------------------------------------------
Total                                                                  4,081

Applications:

Business Expenses:                                                     3,184

    Operating Expenses                                                 3,141

    Non-Operating Expenses                                                43

Financial Expenses:                                                      715

    Capital Investments for Property, Plant and Equipment                500

    Other Financial Expenses                                             215

Account Settlement Expenses                                              (12)

Provisional Consumption Tax Payments                                      92

Carry Forward to Following Year                                          102
----------------------------------------------------------------------------
Total                                                                  4,081

FOR IMMEDIATE RELEASE

                                                               February 28, 2001








            Application for Approval of the Business Operation Plan
                     for Fiscal Year Ending March 31, 2002











Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2002 to Minister of Public Management, Home Affairs, Posts and Telecommunications for approval.

In the building of an advanced information and telecommunications society, the telecommunications industry is expected to actively contribute to the development and efficiency of social and economic activities. In response to the increasing sophistication of consumer needs and the processes of diversification and globalization, this market continues to enjoy accelerated growth, while the introduction of outstanding technological innovations contributes to continuing rapid change in what is often called the "IT Revolution." The market is undergoing rapid transformation from fixed-line to mobile communications, and from voice to data transmission, combined with a surge in demand for Internet communications. In addition, the introduction of Dialing Parity (Carrier Selection Service) and the emergence of new players in the Internet access market are also bringing much fiercer competition into regional communications markets.

Under such circumstances, Nippon Telegraph and Telephone West Corporation (NTT
West) is continuing to provide both stable and high-quality universal services. NTT West shall also pursue the following objectives: it shall promote the deployment of Optical Access Network in anticipation of greater demand for high-speed Internet services; it shall contribute to the advancement of telecommunications markets through fair competition; it shall strengthen and enhance its research and development capabilities in applied fields and it shall ensure that the telecommunications industry is open to the public and reliable. Moreover, NTT West is developing the field of information sharing by providing innovative new services for a wide range of corporate and individual activities using digital infrastructure, including services corresponding to the fast-expanding Internet, and by reducing charges for these services.

Reflecting these fundamental principles, one of the primary objectives of NTT West during the fiscal year ending March 31, 2002 is to accurately and speedily grasp the views and needs of customers in order to make the necessary improvements in services. At the same time, given the severe business conditions which prevail today, NTT West shall make its best effort to further cut costs and to maintain profits in line with its medium-term business improvement plan. In particular, NTT West shall respond actively to the growing demand for Internet communications by providing Fiber-optic IP Connection Service, as well as other full-lineup access services in addition to its INS-Net and ADSL flat-rate services. In other areas, NTT West shall also implement measures for maintaining smooth interconnection and open networks. It shall seek to promote its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities. Through this line of action, NTT West shall endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these programs with its customers, local communities and the shareholders in the holding company.

The above outlines the basic strategies of NTT West for the fiscal year ending March 31, 2002. While special emphasis shall be assigned to the matters summarized below, NTT West shall respond with due flexibility to any changes in the business environment.

Note: All financial information stated in this release was prepared on the basis of generally accepted accounting principles in Japan.

1. VOICE TRANSMISSION SERVICES

(1) SUBSCRIBER TELEPHONES:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 25.18 million by the end of the fiscal year ending March 31, 2002.


Item                                          Planned Number
Additional Installations                      (1.05) million subscribers
Relocations                                   4.21 million subscribers


(2) SOCIAL-WELFARE TELEPHONES:

The progress of social welfare has generated various demands for telecommunication services. To respond to welfare-related needs, NTT West shall promote the installation of its "Silver Phones series" (Anshin [Relief], Meiryo [Clearness], Hibiki[Sound], Fureai[Communication]) and other welfare-oriented products.


Item                                          Planned Number
Silver Phones
Anshin (Relief)                               800 units
Meiryo (Clearness)                            100 units


(3) PUBLIC TELEPHONES:

NTT West shall promote the installation of IC-card operated public telephones. It shall continue to promote the installation of social-welfare public telephones including those with voice adjustment function and public phone booths for wheel chair users to achieve improved services and welfare-oriented functions.


Item                                                        Planned Number
IC-Card Public Telephones                                   7,000 units
Public Telephones with Volume Adjustment Function           7,000 units

(4) INS-NET DIGITAL SERVICES:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to reach approximately 5,638,000 circuits and approximately 74,000 circuits lines, respectively, by the end of the fiscal year ending March 31, 2002.


Item                                          Planned Number
INS-Net 64 Subscriber Lines                   960,000 circuits
INS-Net 1500 Subscriber Lines                 17,000 circuits


2. DATA TRANSMISSION SERVICES

IP connection services are provided for connections to the Internet by INS-Net and ADSL flat-rate services. NTT West will also examine the possibility of providing a full scale of Fiber-optic IP Connection Service and making the speeds faster in order to respond to demand for faster Internet communications.


3. LEASED CIRCUIT SERVICES

Facilities for leased circuit services are scheduled to be installed to actively respond to demands, including those for high-speed digital transmission services, and voice and image transmission services.

Item                                             Planned Number
Conventional Leased Circuits                     (36,000)  circuits
High-Speed Digital Transmission Circuits         38,000  circuits


4. TELEGRAPH SERVICES

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1) Optical Access Network:

NTT West shall actively promote the deployment of Optical Access Network in coordination with the state of demand for higher-speed Internet communications.


Item                                                      Planned Number
Optical Subscriber Cables                                 1.1 million fiber km
(Cover rate at the end of March 2002 will be 42%.)

(2) Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting Internet communications demand.


(3) Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4) Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas, in cooperation with the local and national governments or other companies.

(5) Facility Maintenance:

NTT West shall implement facility maintenance, including the replacement of cables, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

NTT West shall pursue cost reduction by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.


6. PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

To further stabilize and strengthen the foundations of the business operations, and to meet public demand for information and telecommunications, NTT West shall promote research and development in the spheres of network systems and access systems which create more sophisticated telecommunications networks. In addition, NTT West shall also promote research and development in such areas as information distribution applications and communications terminals of various types which expand the range of choices available to customers in their selection of reliable and convenient services through sophisticated telecommunications networks.

The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

         Principal Services Plan for Fiscal Year Ending March 31, 2002

Type of Service                                     Plan

Voice Transmission Services

Subscriber Telephones
    Additional Installations                         (1.05) million subscribers
    Relocations                                      4.21 million subscribers

Social-Welfare Telephones (Silver Phones)            1,000 units

IC-Card Public Telephones                            7,000 units

INS-Net Digital Services
    INS-Net 64 Subscriber Lines                      960,000 circuits
    INS-Net 1500 Subscriber Lines                    17,000 circuits

Leased Circuit Services
    Conventional Leased Circuits                     (36,000) circuits
    High-Speed Digital Transmission Circuits         38,000 circuits

Table 2

                      PLANT AND EQUIPMENT INVESTMENT PLAN
                     FOR FISCAL YEAR ENDING MARCH 31, 2002

                                                               (billions of yen)


                                                             Estimated Expenses

1. Expansion and Improvement of Services *                                  464

     (1)  Voice Transmission                                                362

     (2)  Data Transmission                                                  41

     (3)  Leased Circuits                                                    61

     (4)  Telegraph                                                           0

2. R&D Facilities                                                             4

3. Other Facilities                                                          22

-------------------------------------------------------------------------------
Total                                                                       490


Note  *Approximately 90 billion yen will be invested in Optical Access Networks.

Attachment 1

   REVENUES AND EXPENSES PLAN FOR FISCAL YEAR ENDING MARCH 31, 2002

                                                               (billions of yen)
Revenues
--------

Operating Revenues                                                        2,554

       (1) Voice Transmission                                             1,739

       (2) Data Transmission                                                 38

       (3) Leased Circuits                                                  314

       (4) Telegraph                                                         38

       (5) Others                                                           425

Non-Operating Revenues                                                       40

-------------------------------------------------------------------------------
Total Revenues                                                            2,594


Expenses
--------

Operating Expenses                                                        2,629

       (1) Operating Costs                                                1,986

       (2) Taxes and Dues                                                    77

       (3) Depreciation                                                     566

Non-Operating Expenses                                                       49
-------------------------------------------------------------------------------
Total Expenses                                                            2,678

-------------------------------------------------------------------------------
Recurring Profit                                                            (84)
----------------

Attachment 2

                 PLAN OF SOURCES AND APPLICATIONS OF FUNDS FOR
                       FISCAL YEAR ENDING MARCH 31, 2002
                                                               (billions of yen)

SOURCES:

Operational:                                                              3,576

    Operating Revenues                                                    3,536

    Non-Operating Revenues                                                   40

Financial:                                                                  164

    Long-term Loans and Bonds                                               164

    Others                                                                    0

Estimated Consumption Tax                                                   129

Brought Forward from Previous Fiscal Year                                   203

-------------------------------------------------------------------------------
Total                                                                     4,072


APPLICATIONS:

Operational:                                                              3,196

    Operating Expenses                                                    3,156

    Non-Operating Expenses                                                   40

Financial:                                                                  670

    Capital Investments for Property, Plant and Equipment                   490

    Other Financial Expenses                                                180

Account Settlement Expenses                                                   1

Provisional Consumption Tax Payments                                         89

Carry Forward to Following Year                                             116

-------------------------------------------------------------------------------
Total                                                                     4,072